SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No.     )*

Palatin Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

696077304

(CUSIP Number)

February 24, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 696077304

1	Names of Reporting Persons QUOGUE CAPITAL LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,646,391 (See Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,646,391 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,646,391 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.9%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 696077304

1	Names of Reporting Persons WAYNE P. ROTHBAUM

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 (See Item 4)

	6	Shared Voting Power 3,646,391 (See Item 4)

	7	Sole Dispositive Power 0 (See Item 4)

	8	Shared Dispositive Power 3,646,391 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,646,391 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.9%

12	Type of Reporting Person (See Instructions) IN

Item 1(a).                  Name of Issuer:

The issuer of the securities to which this statement relates is PALATIN TECHNOLOGIES, INC.

Item 1(b).                  Address of Issuer’s Principal Executive Offices:

The issuer’s principal executive offices are located at 4C Cedar Brook Drive, Cranbury, New Jersey 08512.

Item 2(a).                  Name of Person Filing:

The filing persons are Quogue Capital LLC and Wayne P. Rothbaum.

Item 2(b).                  Address of Principal Business Office:

The principal business office for Quogue Capital LLC is 50 West 57th Street 15th Floor New York, NY 10019.

The principal business office of Wayne P. Rothbaum is c/o Quogue Capital LLC, 50 West 57th Street 15th Floor New York, NY 10019.

Item 2(c).                  Citizenship:

See Item 4 of cover pages.

Item 2(d).                  Title of Class of Securities:

The title of the class of securities is Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e).                  CUSIP Number:

The CUSIP number is 696077304.

Item 3.                                If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

The filing categories pursuant to Rule 13d-1(b), 13d-2(b) and (c) are not applicable to each of the filing persons.

Item 4.                                Ownership.

For Quogue Capital LLC and Mr. Rothbaum:

(a)          Amount beneficially owned as of February 24, 2011:

Quogue Capital LLC beneficially owned 3,646,391 shares of Common Stock, consisting of Common Stock and Common Stock underlying warrants issued to Quogue Capital LLC pursuant to an agreement entered into with the Issuer on February 24, 2011 with respect to a public offering by the Issuer which is expected to close on or about March 1, 2011.  The warrants issued to the Quogue Capital LLC contain provisions preventing Quogue Capital LLC from exercising such warrants to the extent its beneficial ownership of the Issuer’s Common Stock following such exercise would exceed 9.99% of the Issuer’s issued and outstanding Common Stock.  Mr. Rothbaum is the managing member of Quogue Capital LLC and so may be deemed to beneficially own such shares of Common Stock.  Mr. Rothbaum disclaims such beneficial ownership.

(b)         Percent of Class as of February 24, 2011:

The beneficial ownership of 9.99% is based on 36,500,419 outstanding shares of Common Stock of the Issuer (consisting of the 34,854,028 outstanding shares of Common Stock of the Issuer, as disclosed in the Issuer’s 424B4 filed on February 24, 2011, and 1,646,391 shares currently exercisable underlying warrants issued to Quogue Capital LLC pursuant to the offering).

(c)          Number of shares as to which such person has:

(i)                   sole power to vote or to direct the vote:

See Item 5 of cover pages.

(ii)                shared power to vote or to direct the vote:

See Item 6 of cover pages.

(iii)             sole power to dispose or to direct the disposition of:

See Item 7 of cover pages.

(iv)            shared power to dispose or to direct the disposition of:

See Item 8 of cover pages.

Item 5.                                Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                                Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                Notice of Dissolution of Group.

Not applicable.

Item 10.                         Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a  participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUOGUE CAPITAL LLC

By:	/s/ Wayne P. Rothbaum	Dated: February 28, 2011
Name:	Wayne P. Rothbaum
Title:	President

	/s/ Wayne P. Rothbaum	Dated: February 28, 2011
Wayne P. Rothbaum

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value per share, of Repros Therapeutics Inc. and that this Joint Filing Agreement be included as an exhibit to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 28, 2011.

QUOGUE CAPITAL LLC

By:	/s/ Wayne P. Rothbaum
Name:	Wayne P. Rothbaum
Title:	President

/s/ Wayne P. Rothbaum
Wayne P. Rothbaum